EXHIBIT (a)(1)(A)
COMPANY NOTICE
TO HOLDERS OF
3.5% Convertible Debentures due 2022
ISSUED BY
HARRIS CORPORATION
CUSIP Number: 413 875 AH 8*
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of August 26, 2002 (the “Indenture”), between Harris Corporation, a Delaware corporation (the “Company”), and The Bank of New York, as trustee and paying agent (the “Paying Agent”), and the provisions of the 3.5% Convertible Debentures due 2022 (the “Debentures”) of the Company, that at the option of each holder (the “Holder”) of the Debentures, the Debentures will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Debentures plus accrued and unpaid interest, if any, to, but not including, the date of purchase (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Debentures and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Put Option”). Holders may surrender their Debentures from July 19, 2007 through 12:00 midnight, New York City time, on Wednesday, August 15, 2007. This Company Notice is being sent pursuant to the provisions of Section 3.7 of the Indenture and Paragraph 7 of the Debentures. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Debentures.
     To exercise your Put Option to have the Company purchase the Debentures and receive payment of the Purchase Price, you must validly surrender the Debentures and the enclosed Purchase Notice to the Paying Agent prior to 12:00 midnight, New York City time, on Wednesday, August 15, 2007 (the “Purchase Date”) and not have validly withdrawn such surrendered Debentures and Purchase Notice prior to 12:00 midnight, New York City time, on the Purchase Date. Debentures surrendered for purchase may be withdrawn at any time prior to 12:00 midnight, New York City time, on the Purchase Date.
HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
The Paying Agent is: The Bank of New York

By Regular, Registered or Certified Mail or Overnight Courier:	For Information:	By Facsimile:

The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street — 7 East New York, NY 10286 Attn: Randolph Holder	(212) 815-5098	(212) 298-1915 Attn: Randolph Holder
     Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.
The date of this Company Notice is July 19, 2007.

*	These CUSIP Numbers have been assigned to this issue by the CUSIP Service Bureau and are included solely for the convenience of the holders of the Debentures. Neither the Company nor the Trustee shall be responsible for the selection or use of these CUSIP Numbers, nor is any representation made as to their correctness on the Debentures or as indicated in this notice.

TABLE OF CONTENTS

SUMMARY TERM SHEET			1

IMPORTANT INFORMATION CONCERNING THE PUT OPTION			5

1.	INFORMATION CONCERNING THE COMPANY		5

2.	INFORMATION CONCERNING THE DEBENTURES		5

	2.1.	The Company’s Obligation to Purchase the Debentures	5

	2.2.	Purchase Price	5

	2.3.	Conversion Rights of the Debentures	6

	2.4.	Market for the Debentures and the Company’s Common Stock	6

	2.5.	Redemption	7

	2.6.	Change of Control	7

	2.7.	Ranking	7

	2.8.	Dividends	7

3.	PROCEDURES TO BE FOLLOWED BY HOLDERS ELECTING TO SURRENDER DEBENTURES FOR PURCHASE		7

	3.1.	Method of Delivery	7

	3.2.	Purchase Notice	8

	3.3.	Delivery of Debentures	8

4.	RIGHT OF WITHDRAWAL		8

5.	PAYMENT FOR SURRENDERED DEBENTURES		9

6.	DEBENTURES ACQUIRED		9

7.	PLANS OR PROPOSALS OF THE COMPANY		9

8.	INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY IN THE DEBENTURES		10

9.	PURCHASE, EXCHANGE OR REDEMPTION OF DEBENTURES BY THE COMPANY AND ITS AFFILIATES		10

10.	MATERIAL UNITED STATES TAX CONSIDERATIONS		11

11.	ADDITIONAL INFORMATION		13

12.	NO SOLICITATIONS		14

13.	DEFINITIONS		14

14.	CONFLICTS		14

ANNEX A. BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice and other offering materials because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.
     Who is offering to purchase my Debentures?
     Harris Corporation, a Delaware corporation (the “Company”), is offering to purchase your validly surrendered 3.5% Convertible Debentures due 2022 (the “Debentures”). (Page 5)
     Why are you offering to purchase my Debentures?
     The right of each holder of the Debentures to sell and our obligation to purchase the Debentures pursuant to the Put Option is a term of the Debentures under the Indenture, dated as of August 26, 2002 (the “Indenture”), between the Company and The Bank of New York, as trustee, pursuant to which the Debentures were issued. We have appointed the trustee as paying agent (the “Paying Agent”) in connection with the Debentures. This has been a right of holders from the time the Debentures were issued on August 26, 2002. (Page 5)
     What securities are you obligated to purchase?
     We are obligated to purchase all of the Debentures surrendered, at the option of the holder thereof (the “Holder”). As of July 16, 2007, there was $149,056,000 aggregate principal amount of Debentures outstanding. (Page 5)
     How much will you pay and what is the form of payment?
     Pursuant to the terms of the Indenture and the Debentures, we will pay, in cash, a purchase price of $1,000 per $1,000 principal amount of the Debentures, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (the “Purchase Price”) for Debentures validly surrendered for purchase and not validly withdrawn. The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or the Common Stock (as defined below) into which the Debentures are convertible. (Page 5)
     How can I determine the market value of the Debentures?
     There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price of the Company’s common stock, $1.00 par value per share (the “Common Stock”), and the market for similar securities. The Common Stock of the Company into which the Debentures are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “HRS.” The Debentures are convertible at a rate of 44.2404 shares of Common Stock for each $1,000 principal amount of Debentures. The conversion rate of 44.2404 shares of Common Stock for each $1,000 principal amount of Debentures is equivalent to a conversion price of $22.6038 per share. On July 16, 2007, the last reported sales price of the Common Stock on the NYSE was $57.07 per share. We urge you to obtain current market information for the Debentures and the Company’s Common Stock, to the extent available, prior to making any decision with respect to the Put Option. (Pages 6-7)
     What are my conversion rights with respect to my Debentures?
     The Company has notified the trustee that the Company will redeem all of the outstanding Debentures on August 20, 2007 (the “Redemption Date”) in accordance with Paragraph 5 of the Debentures and Section 3.1 of the

Indenture at a price equal to $1,000 per $1,000 principal amount of the Debentures, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date. Pursuant to Paragraph 8(c) of the Debentures, Holders of the Debentures may convert any Debentures which have been called for redemption pursuant to Paragraph 5 of the Debentures until the close of business on the business day immediately preceding the specified redemption date. Consequently, on or before the close of business on August 17, 2007 (the business day immediately preceding the Redemption Date), the Holders of the Debentures may elect to convert their Debentures into Common Stock of the Company at a conversion rate of 44.2404 shares of Common Stock for each $1,000 principal amount of Debentures, subject to the terms and conditions set forth in the Indenture and the Debentures. On July 16, 2007, the last reported sale price of the Company’s Common Stock on the New York Stock Exchange was $57.07. Debentures that are not converted on or before the close of business on August 17, 2007, will automatically be redeemed on the Redemption Date and will no longer be convertible. (Page 6)
     What are my three alternative options with respect to my Debentures and how does the consideration that will be paid in the three options compare?
     As discussed above, you have three alternative options from which you can elect with respect to your Debentures. First, you can require that the Company purchase your Debentures on August 15, 2007 pursuant to the Put Option, upon the terms and conditions set forth in this Company Notice. Second, you can convert your Debentures into shares of Common Stock at any time prior to the close of business on August 17, 2007. Third, you can take no action and your Debentures will automatically be redeemed by the Company on August 20, 2007.
     The table below sets forth the consideration that will be paid in each of the three alternatives described above.

Purchase of Debentures
	by Company pursuant to	Conversion of	Redemption of
	Put Option	Debentures	Debentures by Company
Date Action May Be	By 12:00 midnight	Anytime prior to close of	August 20, 2007
Taken	August 15, 2007	business August 17, 2007

Consideration Paid for	$1,000 plus accrued and	44.2404 shares of	$1,000 plus accrued and
each $1,000 of Debentures	unpaid interest	Common Stock which is	unpaid interest
equal to approximately
$2,524.80(*)

*	Based solely on the closing stock price of a share of Common Stock on July 16, 2007. The market rate of the Common Stock will vary. We urge you to obtain current market information for the Debentures, to the extent available, and the Common Stock before electing one of the three alternatives. (Pages 5-7)
     What does the Company’s board of directors think of the Put Option?
     The Company’s board of directors has not made any recommendation as to whether you should surrender your Debentures for purchase in the Put Option. You must make your own decision whether to surrender your Debentures for purchase in the Put Option and, if so, the amount of Debentures to surrender. (Page 5)
     When does the Put Option expire?
     The Put Option expires at 12:00 midnight, New York City time, on Wednesday, August 15, 2007 (the “Purchase Date”). To exercise your Put Option to have the Company purchase the Debentures and receive payment of the Purchase Price, you must validly surrender the Debentures and the enclosed Purchase Notice to the Paying Agent prior to 12:00 midnight, New York City time, on the Purchase Date. We will not extend the period Holders have to accept the Put Option unless required to do so by the United States federal securities laws. (Page 5)

     What are the conditions to the purchase by the Company of the Debentures?
     The purchase by us of validly surrendered Debentures is not subject to any conditions other than such purchase being lawful. (Page 5)
     How do I surrender my Debentures?
     To surrender your Debentures for purchase pursuant to the Put Option, you must deliver the required documents to the Paying Agent no later than 12:00 midnight, New York City time, on the Purchase Date. (Pages 7-8)
HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
•	A Holder whose Debentures are held in certificated form must properly complete and execute the Purchase Notice, and deliver such notice to the Paying Agent, with any other required documents and the certificates representing the Debentures to be surrendered for purchase, on or before 12:00 midnight, New York City time, on the Purchase Date.

•	A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures on the Holder’s behalf.

•	Holders who are DTC participants should surrender their Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system on or before 12:00 midnight, New York City time, on the Purchase Date.
     If I surrender my Debentures, when will I receive payment for them?
     We will accept for payment all Debentures validly surrendered for purchase and not validly withdrawn promptly upon expiration of the Put Option. We will promptly forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Debentures, and the Paying Agent will promptly distribute the cash to the Holders. (Page 9)
     Until what time can I withdraw previously surrendered Debentures?
     You can withdraw Debentures previously surrendered for purchase at any time until 12:00 midnight, New York City time, on the Purchase Date. (Page 8)
     How do I withdraw previously surrendered Debentures?
     To withdraw previously surrendered Debentures, you must deliver an executed written notice of withdrawal, or a facsimile of one, to the Paying Agent prior to 12:00 midnight, New York City time, on the Purchase Date.
     HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Pages 8-9)
     Do I need to do anything if I do not wish to surrender my Debentures for purchase?
     No. If you do not deliver a properly completed and duly executed Purchase Notice before the expiration of the Put Option, we will not purchase your Debentures pursuant to the Put Option and such Debentures will remain outstanding subject to their existing terms. However, if you do not convert your Debentures into Common Stock prior to the close of business August 17, 2007, we will redeem your Debentures on the Redemption Date. (Page 7)
     If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?
     No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in a principal amount of $1,000 or an integral multiple thereof. If you do not surrender all of your Debentures, the remaining Debentures will be redeemed by the Company on August 20, 2007. (Page 7)
     If I do not surrender my Debentures for purchase, will I continue to be able to exercise my conversion rights?
     Yes. If you do not surrender your Debentures for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of Debentures into 44.2404 shares of Common Stock of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. However, if you do not convert your Debentures into Common Stock prior to the close of business August 17, 2007, we will redeem your Debentures on the Redemption Date. (Page 7)
     If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase in the Put Option?
     The receipt of cash in exchange for Debentures pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 11-13)
     Who is the Paying Agent?
     The Bank of New York, the trustee for the Debentures, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Company Notice.
     Whom can I talk to if I have questions about the Put Option?
     Questions and requests for assistance in connection with the surrender of Debentures for purchase pursuant to the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION
1. Information Concerning the Company. Harris Corporation, a Delaware corporation (the “Company”), is offering to purchase the 3.5% Convertible Debentures due 2022 (the “Debentures”) held by you in order to comply with its obligation under the Indenture (as defined below) to purchase, at your option, the Debentures on August 15, 2007. The Debentures are convertible into the common stock, $1.00 par value per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. The Company is an international communications and information technology company focused on providing assured communications products, systems and services for government and commercial customers with operating divisions that serve markets for government communications, secure tactical radio, microwave and broadcast systems. The Company’s principal executive offices are located at 1025 West NASA Boulevard, Melbourne, Florida 32919, and its telephone number is (321) 727-9100.
2. Information Concerning the Debentures. The Debentures were issued under an Indenture, dated as of August 26, 2002 (the “Indenture”), between the Company and The Bank of New York, as trustee and paying agent (the “Paying Agent”). The Debentures mature on August 15, 2022. As of July 16, 2007, there was $149,056,000 aggregate principal amount of Debentures outstanding.
     2.1. The Company’s Obligation to Purchase the Debentures. Pursuant to Paragraph 7(a) of the Debentures and Section 3.7 of the Indenture, the Company is obligated to purchase all Debentures validly surrendered for purchase by the Holders, at their option, and not validly withdrawn, on August 15, 2007, August 15, 2012 and August 15, 2017 at 100% of the principal amount of the Debentures plus accrued and unpaid interest, if any, to, but not including, such purchase date.
     This Put Option will expire at 12:00 midnight, New York City time, on Wednesday, August 15, 2007 (the “Purchase Date”). To exercise your Put Option to have the Company purchase the Debentures and receive payment of the Purchase Price, you must validly surrender, and not validly withdraw, the Debentures and the enclosed Purchase Notice to the Paying Agent prior to 12:00 midnight, New York City time, on the Purchase Date. We will not extend the period Holders have to accept the Put Option unless required to do so by the United States federal securities laws.
     The purchase by the Company of validly surrendered Debentures is not subject to any conditions other than such purchase being lawful.
     2.2. Purchase Price. Pursuant to the Debentures, the purchase price to be paid by the Company for the Debentures on the Purchase Date is $1,000 per $1,000 principal amount of the Debentures plus accrued and unpaid interest, if any, to, but not including, the Purchase Date (the “Purchase Price”). The Purchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase, and not validly withdrawn, prior to 12:00 midnight, New York City time, on the Purchase Date. Debentures surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.
     The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or the Common Stock. Thus, the Purchase Price may be significantly higher or lower than the market price of the Debentures on the Purchase Date or the market price of the Common Stock into which the Debentures can be converted. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and the Common Stock before making a decision whether to surrender their Debentures for purchase.
     None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on such Holder’s assessment of current market value of the Debentures and the Common Stock and other relevant factors.

     2.3. Conversion Rights of the Debentures. The Debentures are convertible into 44.2404 shares of Common Stock per $1,000 principal amount of the Debentures, subject to adjustment under certain circumstances specified in the Indenture. The Paying Agent is currently acting as conversion agent for the Debentures.
     As discussed in Section 2.5 below, the Company has notified the trustee, that the Company will redeem all of the outstanding Debentures on August 20, 2007 (the “Redemption Date”) in accordance with Paragraph 5 of the Debentures and Section 3.1 of the Indenture at a price equal to $1,000 per $1,000 principal amount of the Debentures, plus accrued and unpaid interest, if any, to, but not including, the Redemption Date (the “Redemption Price”). Pursuant to Paragraph 8(c) of the Debentures, Holders of the Debentures may convert any Debentures which have been called for redemption pursuant to Paragraph 5 of the Debentures until the close of business on the business day immediately preceding the specified redemption date. Consequently, on or before the close of business on August 17, 2007 (the business day immediately preceding the Redemption Date), the Holders of the Debentures may elect to convert their Debentures into Common Stock of the Company at a conversion rate of 44.2404 shares of Common Stock for each $1,000 principal amount of Debentures, subject to the terms and conditions set forth in the Indenture and the Debentures. The conversion rate of 44.2404 shares of Common Stock for each $1,000 principal amount of Debentures is equivalent to a conversion price of $22.6038 per share. On July 16, 2007, the last reported sale price of the Company’s Common Stock on the New York Stock Exchange was $57.07. Debentures that are not converted on or before the close of business on August 17, 2007, will automatically be redeemed on the Redemption Date and will no longer be convertible.
     Any Debentures as to which a Holder has delivered a Purchase Notice exercising the Put Option may only be converted if the applicable Purchase Notice has been validly withdrawn, in accordance with the procedures described in Section 4 below, prior to the earlier of (1) the Holder surrendering the Debentures for conversion or (2) 12:00 midnight, New York City time, on the Purchase Date. Any Debentures which are not surrendered for purchase pursuant to the Put Option will continue to be convertible until the close of business on August 17, 2007 and subject to redemption on the Redemption Date, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.
     2.4. Market for the Debentures and the Company’s Common Stock. There is no established reporting system or trading market for trading in the Debentures. However, we believe the Debentures currently are traded over the counter. We have been advised that there is no practical way to determine the trading history of the Debentures. We believe that trading in the Debentures has been limited and sporadic. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Common Stock and the market for similar securities. Following the consummation of the Put Option, we expect that Debentures not purchased in the Put Option will continue to be traded over the counter until they are redeemed on August 20, 2007 at a redemption price of 100% of the principal amount of the Debentures, plus accrued and unpaid interest to, but not including, the Redemption Date. The Debentures are held through The Depository Trust Company (“DTC”). As of July 16, 2007, there was $149,056,000 aggregate principal amount of Debentures outstanding.
     As described in Section 2.3 above, the Debentures are currently convertible into the Company’s Common Stock. The Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “HRS.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE and the dividends per share paid during such periods.

			Dividends on
			Common Stock
	High	Low	(per share)
Fiscal Year Ended June 27, 2008
1st Quarter (through July 16, 2007)	$57.65	$54.58	N/A
Fiscal Year Ended June 29, 2007
4th Quarter	$56.50	$46.46	$.11
3rd Quarter	$52.93	$45.85	$.11
2nd Quarter	$46.95	$39.49	$.11
1st Quarter	$46.35	$37.80	$.11

			Dividends on
			Common Stock
	High	Low	(per share)
Fiscal Year Ended on June 30, 2006
4th Quarter	$48.85	$37.69	$.08
3rd Quarter	$49.78	$42.17	$.08
2nd Quarter	$45.78	$36.72	$.08
1st Quarter	$42.48	$30.91	$.08
     On July 16, 2007, the last reported sales price of the Common Stock on the NYSE was $57.07 per share. As of July 16, 2007, there were approximately 130,651,392 shares of Common Stock outstanding. We urge you to obtain current market information for the Debentures, to the extent available, and the Common Stock before making any decision to surrender your Debentures pursuant to the Put Option.
     2.5. Redemption. Beginning August 18, 2007, the Debentures are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest, if any, to the date of redemption.
     On July 12, 2007, the Company notified the trustee that it will redeem all of the outstanding Debentures in accordance with Paragraph 5 of the Debentures and Section 3.1 of the Indenture. The Debentures will be redeemed for cash on August 20, 2007, at a redemption price of 100% of the principal amount of the Debentures, plus accrued and unpaid interest to, but not including, the Redemption Date.
     2.6. Change of Control. A Holder may require the Company to redeem for cash his or her securities if there is a Change of Control (as defined in the Indenture) at a redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest, if any, to the date of redemption.
     2.7. Ranking. The Debentures are unsubordinated, unsecured obligations of the Company and rank equally with all of the Company’s other existing and future unsubordinated, unsecured indebtedness. The Debentures effectively are subordinated to all of the Company’s secured debt to the extent of the value of the assets securing that debt. In addition, the Debentures are structurally subordinated to all existing and future liabilities and obligations of the Company’s subsidiaries, including trade payables.
     2.8. Dividends. The Holders of the Debentures are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of the Common Stock.
3. Procedures to Be Followed by Holders Electing to Surrender Debentures for Purchase. Holders will not be entitled to receive the Purchase Price for their Debentures unless they validly surrender, and do not validly withdraw, the Debentures and the enclosed Purchase Notice to the Paying Agent prior to 12:00 midnight, New York City time, on the Purchase Date. Only registered Holders are authorized to surrender their Debentures for purchase. Holders may surrender some or all of their Debentures; however, any Debentures surrendered must be in a principal amount of $1,000 or an integral multiple thereof.
     If Holders do not validly surrender their Debentures on or before 12:00 midnight, New York City time, on the Purchase Date, their Debentures will remain outstanding subject to the existing terms of the Indenture and the Debentures.
     3.1. Method of Delivery. The method of delivery of Debentures, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Debentures and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Debenture or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Purchase Date to permit delivery to the Paying Agent prior to 12:00 midnight, New York City time, on the Purchase Date.

     3.2. Purchase Notice. Pursuant to the Indenture, the Purchase Notice must contain:
•	the certificate number of the Debenture which the Holder will deliver to be purchased;

•	the portion of the principal amount of the Debenture which the Holder will deliver to be purchased, which portion must be a principal amount of $1,000 or an integral multiple of $1,000; and

•	a statement that such Debenture shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in Paragraph 7 of the Debentures and Section 3.7 of the Indenture.
     3.3. Delivery of Debentures.
     Debentures in Certificated Form. To receive the Purchase Price, Holders of Debentures in certificated form must deliver to the Paying Agent the Debentures to be surrendered for purchase and the accompanying Purchase Notice, or a copy thereof, on or before 12:00 midnight, New York City time, on the Purchase Date.
     Debentures Held Through a Custodian. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for purchase on the Holder’s behalf.
     Debentures in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Debentures by:
•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Debentures on or prior to 12:00 midnight, New York City time, on the Purchase Date; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to 12:00 midnight, New York City time, on the Purchase Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Purchase Notice.
     Debentures and the Purchase Notice must be delivered to the Paying Agent to collect payment.
HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
4. Right of Withdrawal. Debentures surrendered for purchase may be withdrawn at any time prior to 12:00 midnight, New York City time, on the Purchase Date. In order to withdraw Debentures, Holders must deliver to the Paying Agent written notice containing:
•	the certificate number of the Debenture in respect to which such notice of withdrawal is being submitted;

•	the principal amount of the Debenture with respect to which such notice of withdrawal is being submitted;

•	the principal amount, if any, of such Debenture which remains subject to the original Purchase Notice and which has been or will be delivered for purchase by the Company; and

•	the Holder’s signature, in the same manner as the original signature on the Purchase Notice by which such Debentures were surrendered for purchase.
     The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Debentures have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Debentures will be deemed not validly surrendered for purposes of the Put Option. Debentures withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.
5. Payment for Surrendered Debentures. We will promptly forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Debentures, and the Paying Agent will promptly thereafter distribute the cash to each Holder that has validly surrendered for purchase, and not validly withdrawn, Debentures prior 12:00 midnight, New York City time, on the Purchase Date.
     The total amount of funds required by us to purchase all of the Debentures is approximately $149,056,000 (assuming all of the Debentures are validly surrendered for purchase and accepted for payment). In the event any Debentures are surrendered and accepted for payment, we intend to use available cash to purchase the Debentures. We do not have an alternative financing plan at this time.
6. Debentures Acquired. Any Debentures purchased by us pursuant to the Put Option will be cancelled by the trustee, pursuant to the terms of the Indenture.
7. Plans or Proposals of the Company. Except as publicly disclosed prior to the date hereof, the Company does not currently have any plans which would be material to a Holder’s decision to surrender Debentures for purchase in the Put Option, which relate to or which would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.
8. Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures. Except as otherwise disclosed below:
•	none of the Company or its subsidiaries nor, to the knowledge of the Company after reasonable inquiry, its executive officers, directors or other affiliates has any beneficial interest in the Debentures;

•	the Company will not purchase any Debentures from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of the Company or its subsidiaries nor, to the knowledge of the Company after reasonable inquiry, its executive officers, directors or other affiliates has engaged in any transactions in the Debentures.
     A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.
     Certain directors and executive officers of the Company and its affiliates are parties to ordinary course equity incentive plans and arrangements involving the Common Stock of the Company, as disclosed by the Company prior to the date hereof. In addition, certain executive officers of the Company have entered into 10b5-1 plans to sell, from time to time, in the future, shares of Common Stock of the Company. Except as described in the previous sentences, none of the Company or its subsidiaries, or to the Company’s knowledge after reasonable inquiry, any of its other affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of the securities of the Company, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
9. Purchase, Exchange or Redemption of Debentures by the Company and Its Affiliates. The Company and its affiliates may, subject to restrictions under applicable United States federal securities laws, purchase Debentures in the open market, in private transactions, through a subsequent tender or exchange offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Beginning August 18, 2007, the Debentures are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest, if any, to the date of redemption. On July 12, 2007, the Company notified the trustee that it will redeem all of the outstanding Debentures for cash on August 20, 2007, the Redemption Date, at a redemption price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest to, but not including, the Redemption Date.
     Holders who tender their Debentures in the Put Option and do not withdraw such Debentures prior to the Purchase Date would not be able to participate in the announced redemption or any such purchase, exchange or redemption with respect to such Debentures. Any decision to purchase, exchange or redeem the Debentures will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

10. Material United States Tax Considerations
     The following discussion summarizes the material United States federal income tax considerations that may be relevant to you if you exercise the Put Option. This summary is based on the Internal Revenue Code of 1986, as amended, and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.
     This summary does not describe all of the tax considerations that may be relevant to you. All Holders are strongly encouraged to consult with their own tax advisor about the United States federal, state, local and other tax consequences of exercising the Put Option.
U.S. Holders
     This discussion deals only with U.S. holders who hold the Debentures as capital assets, and does not apply if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns Debentures that are a hedge or that are hedged against interest rate risks;

•	a person that owns Debentures as part of a straddle or conversion transaction for tax purposes; or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.
     You will be a U.S. Holder if you are a beneficial owner of the Debentures for U.S. federal income tax purposes and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     If you are not a U.S. Holder, this discussion does not apply to you.
     Generally, your exercise of the Put Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received, and (ii) your adjusted tax basis in the Debentures surrendered. Because you agreed when you purchased your Debenture to treat the Debentures as subject to the special rules regarding contingent payment debt instruments, your adjusted tax basis in the Debentures will generally be equal to your original purchase price for the Debentures, increased by any interest income previously accrued by you, decreased by the amount of any projected payments previously made on the Debentures to you, and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchased your Debentures at a price other than the adjusted issue price determined for tax purposes. This gain will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if you held your Debentures for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.
     The contingent payment debt instrument regulations are complex. You should consult your tax advisor regarding the accrual of interest, any positive and negative adjustments and the calculation of adjusted tax basis with respect to your Debentures.
Non-U.S. Holders
     This discussion describes the tax consequences to a non-U.S. holder. You are a non-U.S. holder if you are the beneficial owner of Debentures and are, for United States federal income tax purposes:
•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the Debentures.
     If you are a U.S. holder, this section does not apply to you.
     If you are a non-U.S. holder, we and other U.S. payors generally will not be required to deduct United States withholding tax from cash received upon exercising the Put Option if:
(1)	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(2)	you are not a controlled foreign corporation that is related to us through stock ownership; and

(3)	the U.S. payor does not have actual knowledge or reason to know that you are a United States person; and:
(a)	you have furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person;

(b)	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person;

(c)	the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:
(i)	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

(ii)	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS); or

(iii)	a U.S. branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS);
(d)	the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business:
(i)	certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you; and

(ii)	to which is attached a copy of the IRS Form W-8BEN or an acceptable substitute form; or
(e)	the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations.
Information Reporting and Backup Withholding
     In general, information reporting requirements will apply to payments made within the United States to non-corporate U.S. holders if you exercise the Put Option. Backup withholding will apply to those payments if such a U.S. holder fails to provide an accurate taxpayer identification number (TIN) or fails to certify that it is not subject to backup withholding or has been notified by the IRS that it has failed to report all interest and dividend payments shown on its federal income tax return. In general, if you are a non-U.S. holder, payments made by us and other payors to you upon an exercise of the Put Option will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “—Non-U.S. Holders” are satisfied or you otherwise establish an exemption.
11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.
     The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
     The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•	The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006;

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2006, December 29, 2006 and March 30, 2007;

•	The Company’s Current Reports on Form 8-K filed on August 31, 2006, September 8, 2006, September 21, 2006, October 11, 2006, November 2, 2006, December 8, 2006, February 1, 2007, February 14, 2007, February 28, 2007, May 1, 2007 (excluding any information and exhibits furnished under Item 2.02 of Form 8-K), May 9, 2007, May 15, 2007, May 24, 2007, June 1, 2007 (excluding any information and exhibits furnished under Item 7.01 of Form 8-K), June 18, 2007 (excluding any information and exhibits furnished under Item 7.01 of Form 8-K) and July 16, 2007;

•	The section titled “Description of Capital Stock” included the Company’s Registration Statement on Form S-3 (Registration No. 333-132238); and

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act, other than those furnished pursuant to Items 2.02 or 7.01 of Form 8-K, subsequent to the date of this Company Notice and prior to 12:00 midnight, New York City time, on the Purchase Date.
     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.
12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.
13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Debentures.
14. Conflicts. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or the Debentures or any applicable laws on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.
     None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.
HARRIS CORPORATION
July 19, 2007

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.
Directors

Name	Title
Howard L. Lance	Chairman of the Board, Director
Thomas A. Dattilo	Director
Terry G. Growcock	Director
Lewis Hay III	Director
Karen Katen	Director
Stephen P. Kaufman	Director
Leslie F. Kenne	Director
David B. Rickard	Director
Dr. James C. Stoffel	Director
Gregory T. Swienton	Director
Hansel E. Tookes II	Director
Executive Officers

Name	Title
Howard L. Lance	Chairman of the Board, President and Chief Executive Officer
Robert K. Henry	Executive Vice President and Chief Operating Officer
Gary L. McArthur	Vice President and Chief Financial Officer
R. Kent Buchanan	Vice President — Corporate Technology and Development
Eugene S. Cavallucci	Vice President — General Counsel
Pamela A. Padgett	Vice President — Investor Relations and Corporation Communications
Daniel R. Pearson	Group President — Defense Communications and Electronics
Lewis A. Schwartz	Vice President and Principal Accounting Officer
Jeffrey S. Shuman	Vice President — Human Resources and Corporate Relations
Timothy E. Thorsteinson	President — Broadcast Communications Division
Jeremy C. Wensinger	Group President — Government Communications Systems
     The business address of each person set forth above is c/o Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919, and its telephone number is (321) 727-9100.